Exhibit 8.1

Principal Subsidiaries, Consolidated Affiliated Entity and Subsidiary of Consolidated

Affiliated Entity of the Registrant

Subsidiaries	Place of Incorporation
Ehfly Technology Limited	Hong Kong
EHang Intelligent Equipment (Guangzhou) Co., Ltd.	PRC
Xi’an EHang Tianyu Intelligent Technology Co., Ltd.	PRC
Yunfu EHang Intelligent Technology Limited	PRC

Consolidated Affiliated Entity	Place of Incorporation
Guangzhou EHang Intelligent Technology Co., Ltd.	PRC

Subsidiary of Consolidated Affiliated Entity	Place of Incorporation
Guangdong EHang Egret Media Technology Co., Ltd.	PRC